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  FORM 4                         U.S. SECURITIES AND EXCHANGE COMMISSION
---------
                                         Washington, D.C. 20549

[_] Check this box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b)       Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

Miller                               Stuart                            A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                             760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

Miami                                 FL                            33172
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        (City)                      (State)                         (Zip)


2.  Issuer Name and Ticker or Trading Symbol  LNR Property Corporation / LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year   Apr-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Mo./Yr.)
                                             -----------------------------------

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    _X_ Director    _X_ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

                          Chairman of the Board
                          ---------------------
    ----------------------------------------------------------------------------

7.  Individual or Joint/Group Filing

    _X_  Form filed by One Reporting Person
    ___  Form filed by More than One Reporting Person

                                   Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title                    2. Trans-  3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-     7. Nature
   of                          action     action        or Disposed of (D)           Securities          ship          of In-
   Security                    Date       Code          (Instr. 3, 4 and 5)          Beneficially        Form:         direct
   (Instr. 3)                  (Mo/       (Instr                                     Owned at            Direct        Bene-
                               Day/       uction 8)                                  End of              (D) or        ficial
                               Yr)     ----------------------------------------      Month               Indirect      Owner
                                        Code / V      Amount / A or D / Price        (Instr. 3 and 4)    (Instr. 4)    (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   N/A         N/A                N/A                             83            I       By Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                04/08/02        X            132,000/(3)/(2)                 400,473            D
------------------------------------------------------------------------------------------------------------------------------------
Restricted Common Stock (1)    N/A         N/A                N/A                        150,000            D
------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (200,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(2) Represents options to purchase common stock of Lennar Corporation. Due to the 1997 spin-off of LNR from Lennar, when these options were exercised, Mr. Miller received one share of LNR common stock for each share of Lennar common stock received. The entire exercise price of these options was retained by Lennar. Of the 232,000 shares acquired, 100,000 were purchased from Mr. Miller by LNR at $36.005 per share.

(3) Represents an exercise of 232,000 options, of which, 100,000 shares were purchased from Mr. Miller by LNR.

  Table II Derivative Securites Acquired, Disposed of, or Beneficially Owned
         (e.g. puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------
1.  Title of Derivative Security      2.  Conver-    3. Transac-   4. Transac-     5. Number of         6. Date
     (Instr. 3)                           sion or       tion Date     tion Code       Derivative       Exercisable
                                          Exercise      (Month/Day    (Instr. 8)      Securities        and Exp-
                                          Price of      Year)                         Acquired         iration Date
                                          Deriv-                                      (A)  or          (Month/Day
                                          ative                                       Disposed              Year)
                                          Security                                    of (D)
                                                                                     Instr. 3,4,5

                                                                    Code / V       (A)      (D)      Exer/Expir.
----------------------------------------------------------------------------------------------------------------------
Common Stock Options                       (2)         4/8/2002        X               232,000 (D) 10-31-97 / 04-08-02
----------------------------------------------------------------------------------------------------------------------
Common Stock Options                    27.29375          N/A         N/A                 N/A      10-31-98 / 10-30-02
----------------------------------------------------------------------------------------------------------------------
Common Stock Options                     24.8125          N/A         N/A                 N/A      10-31-98 / 10-30-07
----------------------------------------------------------------------------------------------------------------------
Common Stock Options                    18.15625          N/A         N/A                 N/A      01-28-01 / 01-27-10
----------------------------------------------------------------------------------------------------------------------
Common Stock Options                    26.84375          N/A         N/A                 N/A      01-17-02 / 01-16-11
----------------------------------------------------------------------------------------------------------------------
Common Stock Options                      31.30           N/A         N/A                 N/A      01-02-03 / 01-01-12
----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
        7.  Title/Amt.             8. Price of        9.    Number     10.   Owner-      11.  Nature
               of                     Derivative          of Deriv-         ship Form       of Indirect
            Underlying                Security              ative              of           Beneficial
            Securities                (Instr. 5)          Securities       Derivative        Ownership
           (Instr 3 & 4)                                 Beneficially      Securities       (Instr. 4)
                                                           Owned at       Beneficially
                                                            End of          Owned at
                                                            Month            End of
           Title/Amt.                                                         Month
          or # of shares                                  (Instr. 4)       (Instr. 4)
----------------------------------------------------------------------------------------------------------
  Common Stock Options/  232,000          (2)                   -               D
----------------------------------------------------------------------------------------------------------
  Common Stock Options/   20,145          N/A               20,145              D
----------------------------------------------------------------------------------------------------------
  Common Stock Options/   79,855          N/A               79,855              D
----------------------------------------------------------------------------------------------------------
  Common Stock Options/   20,000          N/A               20,000              D
----------------------------------------------------------------------------------------------------------
  Common Stock Options/   20,000          N/A               20,000              D
----------------------------------------------------------------------------------------------------------
  Common Stock Options/   20,000          N/A               20,000              D
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

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----------------------------------------------------------------------------------------------------------

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
Explanation of Responses:



* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

/s/ Stuart A. Miller                       5/10/2002
-----------------------------------------------------------
    ** Signature of Reporting Person         Date
    Stuart A. Miller


** Intentional misstatements or ommissions of facts constitute Federal Criminal
   Violations.
   See 18 U. S. C. 1001 and 15 U. S. C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,

      See instruction 6 for procedure.

(2) Represents options to purchase common stock of Lennar Corporation. Due to the 1997 spin-off of LNR from Lennar, when these options were exercised, Mr. Miller received one share of LNR common stock for each share of Lennar common stock received. The entire exercise price of these options was retained by Lennar.

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